Exhibit 3.1
SECOND AMENDMENT TO
AMENDED AND RESTATED BY-LAWS
OF
CONCERT PHARMACEUTICALS, INC.
The Amended and Restated By-laws of Concert Pharmaceuticals, Inc., as amended, are hereby further amended by amending and restating Article V, Section 5.9 thereof in its entirety to read as follows:
“5.9    Exclusive Jurisdiction of Delaware Courts or the Federal District Courts of the United States. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or By-laws, (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or By-laws, or (v) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article V, Section 5.9. The existence of any prior alternative forum shall not act as a waiver of the corporation’s ongoing consent right as set forth above in this Article V, Section 5.9 with respect to any current or future actions or claims.”